Exhibit 99.1

Q: Mr. Rodriguez’s performance has been impressive since he was appointed CEO - total stockholder return is up 42% - and he seems to be executing well against his strategy. Why is there a need to further incentivize him?
A: Mr. Rodriguez has already made meaningful progress against his plan but there is still more work to be done over the near- and long-term. The grant recognizes the significance of his promotion to Chief Executive Officer and seeks to create effective incentives for Mr. Rodriguez to pursue our new strategy and deliver on our goals. The Board believes that the long-term nature of this award, the premium price and the holding period create strong alignment with long-term, sustainable value creation.
Additionally the Company and Board received and proactively sought feedback from the Company’s largest stockholders on the current structure of the executive compensation program. Following stockholder engagement, the independent Compensation Committee of the Board of Directors, in consultation with its independent compensation consultant, evaluated a number of alternatives to restructure compensation for Mr. Rodriguez in a way that continues to closely align him with Company and stock performance, particularly over the longer-term. The Compensation Committee concluded that the Premium-Priced Award is closely aligned with long-term value creation at the Company as it is subject to a multi-year vesting period and contingent on significant stock price appreciation. Among the investors who provided input on the executive compensation program was Berkshire Hathaway, the Company’s largest stockholder, who has indicated support for the Premium-Priced Award and its intention to vote in favor of the Amendment.

Q: Why are you issuing the Premium-Priced SSAR Award now, and not earlier when Mr. Rodriguez was appointed to the position of Chief Executive Officer?
A: Given that Mr. Rodriguez assumed the Chief Executive Officer role prior to the closing of the sale of DaVita Medical Group, and that the Company was considering meaningful share repurchases after the sale was completed, including potentially through a tender offer, the Board thought it was important for these developments to unfold before taking significant action regarding Mr. Rodriguez’s compensation. In addition, the Board wanted to incorporate feedback from our stockholder engagement program in connection with the transition to the new Chief Executive Officer and otherwise in order to further align the new Chief Executive Officer’s compensation with stockholder interests. Our Board is committed to soliciting input from and being responsive to our stockholders on a variety of topics, including compensation. Engaging with our investors is fundamental to our commitment to good governance and essential to evolving our compensation program and governance practices. The Premium-Priced SSAR Award is a product of that commitment, aligns with our philosophy of linking pay with performance, and creates the incentives needed during a time of leadership transition and strategic transformation.

Q: Why didn’t you wait until the regular compensation cycle (that is, early 2020) to issue this grant?
A: The Board felt it was important to make the grant and announcement in advance of the regular compensation cycle because it did not want to wait to incentivize Mr. Rodriguez under this new and powerful framework. There is a lot of work to be done in the early stages of this next phase of our evolution to benefit our patients, teammates, physician partners and healthcare community as a whole. Ensuring that Mr. Rodriguez has the proper long-term performance-based incentives in place to execute our multi-year strategy is critical to successfully achieving the full potential of our evolution in a way that drives stockholder value creation. The grant is contingent on receiving stockholder approval to lift our existing equity plan’s cap on aggregate equity grants to a single individual during any twelve-month period, which we will seek at a special meeting of stockholders in early 2020.

Q: Did you consider alternatives to incentivize the CEO? Why is this alternative the best for stockholders?
A: Yes, the Board considered other alternatives to incentivize the CEO, including normal, annual grants, as well as PSUs with multiple performance targets. The Board recognizes that a multi-year grant is atypical, but at this stage in the Company’s evolution, the Board felt the Premium-Priced SSARs were the best alternative for stockholders because (1) our new CEO will have the opportunity to realize significant financial benefit if he is able to execute successfully on our new strategies, and (2) the Board wanted to give our CEO a strong incentive to drive meaningful value to stockholders.

Q: Will this type of grant be made to other executives?
A: The Board does not intend to make this type of grant to other executives. The Board expects to continue to incentivize other executives with annual grants, which will include both time- and performance-based equity incentives.

Q: If the grant is out-of-the-money at vesting, will you grant new equity to the Chief Executive Officer?
A: No, the Board does not intend to grant any additional equity awards to the Chief Executive Officer during the five-year life of the Premium-Priced SSAR Award. The purpose of this performance-based grant is to incentivize Mr. Rodriguez to achieve his strategic objectives and deliver meaningful stockholder returns over a five-year period as our new Chief Executive Officer. Mr. Rodriguez will not realize significant value from this grant if he is not able to deliver meaningful returns to stockholders.
The Chief Executive Officer will continue to receive his base salary, which creates some certainty in base levels of compensation during the award’s term, and will also be eligible to receive an annual short term incentive award that is designed to align compensation with the achievement of annual objectives that are informed by and aligned with our strategy over time. The Compensation Committee will continue to review our program and practices to ensure that they appropriately reflect our evolving business, and our incentive and retention needs. However, the Board remains committed to closely linking pay with performance, to promote sustainable growth in stock price.

Q: Have you engaged with the Company’s stockholders, including the Company’s largest stockholder, Berkshire Hathaway, to get their input on the Premium-Priced SSAR Award?
A: In connection with the transition to a new CEO in 2019 and leading up to the decision to grant the Premium-Priced SSAR Award to him, the Company and Board of Directors received and proactively sought feedback from the Company’s largest stockholders on the current structure of the executive compensation program. Following stockholder engagement, the independent Compensation Committee of the Board, in consultation with its independent compensation consultant, evaluated a number of alternatives to restructure compensation for Mr. Rodriguez in a way that continues to closely align him with Company and stock performance, particularly over the longer-term. They concluded that the Premium-Priced SSAR Award is closely aligned with long-term value creation at the Company as it is subject to a multi-year vesting period and contingent on significant stock price appreciation. Among the investors who provided input on the executive compensation program was Berkshire Hathaway, the Company’s largest stockholder, who has indicated support for the Premium-Priced SSAR Award and its intention to vote in favor of the related amendment to the 2011 Plan.

Q: How did you select the number of SSARs to be granted?
A: The Compensation Committee determined the number of SSARs to be granted based on the expected grant value of equity awards that would otherwise have been granted to our Chief Executive Officer over a five-year period, based on our historical grant practices and expected equity grant patterns. As part of our grant practices, the Compensation Committee compares our equity compensation grants with those of our peer companies in order to provide compensation opportunities that it believes are consistent with companies in the broader market with which we compete for executive talent. The Compensation Committee believes this grant would have a Black-Scholes value (on an annual basis over five years) on the lower end of equity grants typically made to the CEOs of our peer companies. The Compensation Committee also considered multi-year equity awards offered by other companies in determining the number of SSARs to be granted.

Q: One issue with multi-year grants is that they take away the ability of the Board to make adjustments to compensation based on performance and other market conditions. What will happen if DaVita or the market experience a big downturn? How will the CEO be incentivized?
A: The Premium-Priced SSARs have a five-year life, and consequently, even if DaVita’s stock, or the market, experiences a big downturn, there could still be enough time prior to expiration for the stock price to recover. Furthermore, our CEO receives a fixed base salary and an annual short term incentive tied to various performance criteria, which creates the opportunity for meaningful compensation even if there is little or no value in the Premium-Priced SSARs. Finally, our Board focuses on how the structure of the grant aligns realizable pay with company performance, including stock price performance, which is a hallmark of all of our compensation programs. The structure of this award is such that Mr. Rodriguez will not realize meaningful value from this grant if he is not able to deliver strong operating performance, which we believe over time will be reflected in strong stock price performance.

Q: How did you select the premium?
A: Given that we recently completed a modified “Dutch auction” tender for our stock, the Board felt that the base price (similar to an option’s exercise price) should be set at a premium to the tender clearing price, which was a meaningful indicator of stockholder perception of value. By setting the base price ($67.80) at a 20% premium to the tender clearing price of $56.50, Mr. Rodriguez will have to create significant value for our stockholders before he is able to realize meaningful value from this award. In addition, the base price is a significant premium to the stock price when Mr. Rodriguez assumed the Chief Executive Officer role. Specifically, the premium represented by the base price, compared to those benchmarks, is as follows:

	Date	Price	Premium
Stock price day before Mr. Rodriguez assumed CEO role	May 31, 2019	$43.42	56%
Tender clearing price	Aug. 22, 2019	$56.50	20%
It is important to note that the $67.80 base price (similar to an option exercise price) is not a performance hurdle triggering exercisability at some lower price, but that Mr. Rodriguez only participates in the upside above this price.

Q: Why is there a holding period for the full term of the SSAR Award?
A: The Premium-Priced SSAR Award includes a holding period requiring that the Chief Executive Officer hold the shares acquired upon exercise until the five-year anniversary of the grant date, that is, for the full term of the award, subject to the lapse of the holding period upon a change in control of the Company or due to Mr. Rodriguez’s death or termination due to disability. The Board believes that it is important that any stock price gains from strategies implemented by the Chief Executive Officer also be sustainable. The Board believes that the holding period requirement creates significant alignment between our Chief Executive Officer’s actions and the long-term sustainability of our stock price. It is important to note that we also have a specific stock ownership requirement, which for the Chief Executive Officer is equal to 6.0 times base salary, further aligning his interests with those of our stockholders.

Q: Why aren’t there other performance criteria?
A: Given the long-term nature of this award and the premium base price, the Board believes that a variety of other performance measures (earnings per share growth, margin maintenance, cash flow generation, returns on invested capital) must be achieved and sustained over a long period of time in order to achieve a meaningful increase in the stock price above the base price and for the Chief Executive Officer to consequently realize significant value from this award after the end of the five-year period. Mr. Rodriguez’s annual short term incentive will continue to be subject to performance criteria. Mr. Rodriguez will not realize meaningful value, or potentially any value from this grant, if he is not able to deliver meaningful and sustained returns to stockholders, which involves the achievement of a broad set of performance measures. In addition, setting absolute financial goals could be heavily impacted by macroeconomic or regulatory pressures, whereas a longer-term share price based award can be a better measure of performance if and when strategic priorities change. For example, the Company may have to make significant operating expenditures to prepare for integrated care initiatives associated with the PATIENTS Act (or functionally equivalent legislation), if it becomes law. This could have the effect of suppressing financial results in the near term, but creating significant financial opportunity in the longer-term.

Q: Given that some stockholders have previously expressed concerns regarding large front-loaded multi-year grants, why did the Board go down this path?
A: The CEO does not benefit from this grant without delivering significant value creation to stockholders, and he must retain the net shares realized until after the five-year anniversary of the grant date. The Board believes that many of our stockholders would prefer forms of compensation that are heavily weighted toward the most direct form of alignment with stockholder value creation, such as an increasing stock price. This compensation structure reflects the feedback of our stockholders from our stockholder engagement program, including from Berkshire Hathaway, and the Board believes that it will strongly incentivize Mr. Rodriguez to create long-term, sustainable stockholder value.